SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 6, 2013

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Announcement of LM Ericsson Telephone Company, dated November 6, 2013 regarding “Ericsson Investor Day 2013”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: November 6, 2013

PRESS RELEASE NOVEMBER 6, 2013

ERICSSON’S INVESTOR DAY 2013

•	Update on short term strategy execution and actions to continue to drive profitable growth and increase margins

•	High-level, long-term strategy beyond 2015 outlined with focus on extending today’s market leading position by investments in targeted growth areas

•	Outlook on market growth for 2012-2016 in key market segments

Today at Ericsson’s (NASDAQ:ERIC) annual Investor Day, President and CEO Hans Vestberg will give an update on the company’s strategy execution and, for the first time, give an overview of Ericsson’s longer term strategy, beyond 2015.

Vestberg will describe key priorities for 2014 for achieving profitable growth combined with continued focus on cost and efficiency, and strengthened commercial excellence. Key ingredients in this plan include monetizing the investments in footprint that the company has established in Europe, continued structural improvements to shorten order-to-cash cycle time, and to evolve the infrastructure software model to fit an ICT environment.

Vestberg said: “Looking at sales growth in a longer perspective, it is encouraging to see that we grew twice as fast as the market in 2010-2012, currency adjusted. This is proof that our strategy is effective and that we are delivering real value to our customers.”

Looking beyond 2015, Ericsson will leverage its core assets: the combined strength of its technology and services leadership and its global scale, which enables investment decisions in targeted areas for growth, such as IP, OSS, BSS, TV & Media, and Modems.

“Our market leading position gives us a unique opportunity to work with the most successful customers around the world. Our leading position in North America, currently the most advanced ICT market in the world, gives us a head start in understanding the changing industry landscape. As our customers’ businesses transform, our job is to make sure that we continue to turn our global experience and leading technology into attractive and relevant solutions, driving greater profits for them,” stated Vestberg.

In addition to Vestberg, Ericsson’s CFO and Executive Vice President Jan Frykhammar will discuss financial metrics, as well as elaborate how sales came under some pressure in the third quarter, and reiterate that this is mainly due to FX headwind combined with lower activity in three large projects in North America and Japan. In light of the current FX headwind Ericsson is experiencing, Jan Frykhammar will put special focus on describing the company’s FX strategy.

“With strong cash flow, we will be able to invest in profitable growth, maintain a stable dividend and ensure a strong cash position to attract new business,” said Frykhammar.

Ericsson will also present a market outlook for 2012-2016. Steady growth is expected across all areas with no major changes in figures for the main compound annual growth rates (CAGR), compared with last year. Ericsson estimates that the total network equipment market will show a CAGR of 3-5%; telecom services is estimated to show a CAGR of 5-7%; and the market for support solutions is forecasted to show a CAGR of 9-11%.

PRESS RELEASE NOVEMBER 6, 2013

Alongside Vestberg and Frykhammar, executive leadership team members Johan Wibergh, Head of Business Unit Networks, Magnus Mandersson, Head of Business Unit Global Services, Per Borgklint, Head of Business Unit Support Solutions, Ulf Ewaldsson, Chief Technology Officer, and Douglas Gilstrap, Head of Group Function Strategy, will present at today’s event, which takes place in Stockholm.

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on November 6, 2013 at 08:00 CET.